UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

          The recent developments set forth below update Petróleos Mexicanos’ report furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 14, 2009, through inclusion of PEMEX’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2009. In addition, Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into its Registration Statement filed with the SEC on Form F-4 on July 27, 2009.
RECENT DEVELOPMENTS
     The following discussion of PEMEX’s recent results should be read in conjunction with the Annual Report on Form 20-F of PEMEX for the fiscal year ended December 31, 2008 (the “Form 20-F”), in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and the financial statements and notes included in this report beginning on page F-1. In this report, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (“Pemex-Exploration and Production”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”), which we refer to collectively as the “subsidiary entities,” and the subsidiary companies listed in note 2 to the 2008 consolidated financial statements included in the Form 20-F (the “subsidiary companies”).
Exchange Rates
          On August 14, 2009, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 12.8799 = U.S. $1.00.
Selected Financial Data
          The selected financial data as of and for the six-month periods ended June 30, 2008 and 2009 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX for the six-month periods ended June 30, 2008 and 2009.
          As a result of the adoption of a new FRS B-10, commencing January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three-year periods ended December 31, 2007 and 2008 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008 and as of June 30, 2008 and 2009. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3a. to our 2008 consolidated financial statements included in the Form 20-F for a summary of the effects of adoption of new FRS B-10 and notes 3i., 3o., 3p., 3t., 3u. and 3x. to our 2008 consolidated financial statements included in the Form 20-F for discussion of the inflation accounting rules applied prior to the adoption of new FRS B-10.

Selected Financial Data of PEMEX

	June 30,(1)(2)
	2008		2009
	(in millions of pesos)(3)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales	Ps.	694,824	Ps.	485,911
Total sales net of the IEPS tax		694,824		485,911
Operating income		361,956		214,176
Comprehensive financing result		(7,380)		(10,081)
Net income (loss) for the period		19,948		(25,840)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		121,574		157,422
Total assets		1,292,962		1,320,496
Long-term debt		419,101		516,602
Total long-term liabilities		936,114		1,088,350
Equity (deficit)		127,620		4,497
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization		40,131		42,568
Investments in fixed assets at cost		63,741		96,814

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.

(2)	Unaudited.

(3)	Stated in nominal pesos.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX
          The following table sets forth the capitalization of PEMEX at June 30, 2009, as calculated in accordance with Mexican FRS.

	At June 30, 2009(1)(2)
	(millions of pesos or
	U.S. dollars)
Long-term external debt	Ps.	421,961	U.S.$	32,034
Long-term domestic debt		94,641		7,185

Total long-term debt(3)		516,602		39,219

Certificates of Contribution “A”(4)		96,958		7,361
Mexican Government increase in equity of subsidiary entities		179,880		13,656
Capital stock		4,124		313
Legal reserve		966		73
Donation surplus		930		71
Other comprehensive income		9,319		707
Accumulated losses from prior years		(261,840)		(19,878)
Net (loss) for the period		(25,840)		(1,962)

Total equity		4,497		341

Total capitalization	Ps.	521,099	U.S.$	39,560

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = U.S. $1.00 at June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2009, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.

(3)	Total long-term debt does not include short-term indebtedness of Ps. 101,919 million (U.S.$7,737 million) at June 30, 2009.

(4)	Equity instruments held by the Mexican Government.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects
Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Six Months of 2009 Compared to First Six Months of 2008
          The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to U.S. GAAP. The interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F.

	Six months ended June 30,
	2008(1)		2009(1)(2)
	(millions of pesos or U.S. dollars)
Net sales
Domestic	Ps.	341,626	Ps.	273,144	U.S.$	20,736
Export		350,871		210,021		15,944
Services Income		2,327		2,746		208

Total		694,824		485,911		36,888
Costs of sales		(278,606)		(227,035)		(17,236)
General expenses		(54,262)		(44,700)		(3,394)
Other revenues (expenses),(3) net		94,073		12,515		950
Comprehensive financing result(4)		(7,380)		(10,081)		(765)
Profit sharing in non-consolidated subsidiaries and affiliates		4,627		(553)		(42)

Income before taxes and duties		453,276		216,057		16,402
Taxes and duties Net income (loss) for the period		(433,328)		(241,897)		(18,364)

	Ps.	19,948	Ps.	(25,840)	U.S.$	(1,962)

Note:	Numbers may not total due to rounding.

(1)	Unaudited.

(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.1722 = U.S. $1.00 at June 30, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the credit attributable to the negative rate of IEPS tax in 2008 and 2009, when the IEPS tax rate was negative.

(4)	Includes exchange rate gains in the amount of Ps. 12,078 million in the first six months of 2008 and exchange rate gains in the amount of Ps. 13,817 million in the first six months of 2009.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.
          Sales
          Total sales decreased by 30.1%, to Ps. 485.9 billion, in the first six months of 2009 from Ps. 694.8 billion in the first six months of 2008. The decrease in total sales resulted primarily from the decrease in prices for crude oil exports and a reduction in the volume of crude oil exports.
          Domestic Sales
          Domestic sales decreased by 20.1% in the first six months of 2009, from Ps. 341.6 billion in the first six months of 2008 to Ps. 273.1 billion in the first six months of 2009, primarily due to a 47.2% decrease in natural gas sales, a 12.9% decrease in sales of petroleum products and a 38.8% decrease in sales of petrochemical products. Sales of natural gas decreased by 47.2% in the first six months of 2009, from Ps. 58.0 billion in the first six months of 2008 to Ps. 30.6 billion in the first six months of 2009, due to a 4.9% decrease in the volume of sales, from 3,200 million cubic feet per day in the first six months of 2008 to 3,044 million cubic feet per day in the first six months of 2009, and a 65.7% decrease in the average price, from U.S. $10.5 per million British thermal units to U.S. $3.6 per million British thermal units. Domestic sales of petroleum products decreased by 12.9% in the first six months of 2009, from Ps. 266.6 billion in the first six months of 2008 to Ps. 232.1 billion in the first six months of 2009, primarily due to lower prices of gasoline and lower volumes of jet fuel, liquefied petroleum gas and diesel sales. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 38.8%, from Ps. 17.0 billion in the first six months of 2008 to Ps. 10.4 billion in the first six months of 2009, due to lower prices and a 9.6% decrease in the volume of petrochemical product sales.
          Export Sales
          Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 40.2%, from Ps. 350.9 billion in the first six months of 2008 to Ps. 210.0 billion in the first six months of 2009. Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the “PMI Group”), export sales by the subsidiary entities to the PMI Group and third parties decreased by 41.6%, from Ps. 296.8 billion in the first six months of 2008 to Ps. 173.2 billion in the first six months of 2009. In dollar terms, excluding the trading activities of the PMI Group, total export sales decreased by 55.0%, from U.S. $28.0 billion in the first six months of 2008 to U.S. $12.6 billion in the first six months of 2009.
          Crude oil and condensate export sales accounted for 84.2% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 88.3% in the first six months of 2008. Crude oil and condensate export sales decreased in peso terms by 44.3%, from Ps. 262.1 billion in the first six months of 2008 to Ps. 145.9 billion in the first six months of 2009, primarily due to a 49.4% decrease in the weighted average price of crude oil exports (from U.S. $93.36 per barrel in the first six months of 2008 to U.S. $47.27 per barrel in the first six months of 2009) and a 14.9% decrease in the volume of crude oil exports, from 1,453 thousand barrels per day in the first six months of 2008 to 1,237 thousand barrels per day in the first six months of 2009, primarily due to a decline of production in the Cantarell field.
          Export sales of petroleum products represented 14.9% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 10.7% in the first six months of 2008. Export sales of petroleum products decreased by 18.8%, from Ps. 31.9 billion in the first six months of 2008 to Ps. 25.9 billion in the first six months of 2009, primarily due to a decrease in prices, which was partially offset by a 45.6% increase in the volume of petroleum product exports, from 171 thousand barrels per day in the first six months of 2008 to 249 thousand barrels per day in the first six months of 2009.
          Export sales of natural gas represented 0.5% of total export sales (excluding the trading activities of the PMI Group) in the first six months of 2009, as compared to 0.3% in the first six months of 2008. Export sales of natural gas decreased by 11.1%, from Ps. 0.9 billion in the first six months of 2008 to Ps. 0.8 billion in the first six months of 2009, due to a decrease in dry gas production and a decrease in the demand of the Mexican industrial sector for natural gas.
          Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first six months of 2008 and 2009 (0.6% and 0.3%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 68.4%, from Ps. 1.9 billion in the first six months of 2008 to Ps. 0.6 billion in the first six months of 2009, primarily as a result of a 35.5% reduction in the volume of petrochemical product exports, from 389 thousand tons in the first quarter of 2008 to 251 thousand tons in the first six months of 2009.
          Services Income
          Services income increased by 17.4% in the first six months of 2009, from Ps. 2.3 billion in the first six months of 2008 to Ps. 2.7 billion in the first six months of 2009, mainly as a result of higher fees charged for freight services by Pemex-Refining to third parties.

          Costs of Sales
          Costs of sales decreased by 18.5%, from Ps. 278.6 billion in the first six months of 2008 to Ps. 227.0 billion in the first six months of 2009. This decrease was primarily due to a Ps. 66.4 billion decrease in product purchases and a Ps. 14.1 billion decrease in the net periodic cost of employee benefits due to the initial recognition of the effect of Mexican FRS D-3 “Employee Benefits” during 2008, which were partially offset by a Ps. 6.1 billion increase in maintenance expenses and a Ps. 7.1 billion increase in the valuation of inventories, which was due to the decline in crude oil prices, a Ps. 2.4 billion increase in depreciation and amortization and a Ps. 3.5 billion increase in exploration expenses and unsuccessful wells.
          General Expenses
          General expenses decreased by 17.7%, from Ps. 54.3 billion in the first six months of 2008 to Ps. 44.7 billion in the first six months of 2009. This decrease was primarily due to a Ps. 12.6 billion decrease in the net periodic cost of employee benefits resulting from the initial recognition of the effect of Mexican FRS D-3 “Employee Benefits”.
          Other Revenues (Expenses), net
          Other revenues, net, decreased by Ps. 81.6 billion (86.7%), from net revenues of Ps. 94.1 billion in the first six months of 2008 to net revenues of Ps. 12.5 billion in the first six months of 2009, primarily due to a decrease in the amount of the credit attributable to the negative rate of the IEPS tax amounting to approximately Ps. 90.6 billion.
          Comprehensive Financing Result
          Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of PEMEX’s indebtedness (79.8% as of June 30, 2009) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.
          Our expenses associated with comprehensive financing result increased from Ps. 7.4 billion in the first six months of 2008 to Ps. 10.1 billion in the first six months of 2009, primarily as a result of the following:
•	PEMEX had a higher net liability position in foreign currency as of June 30, 2009, which in conjunction with an appreciation of the Mexican peso against the U.S. dollar in the first six months of 2009 and 2008 resulted in a Ps. 1.7 billion increase in our net foreign exchange gain, from a net gain of Ps. 12.1 billion in the first six months of 2008 to a net gain of Ps. 13.8 billion in the first six months of 2009.

•	Net interest expense (including the expense associated with financial products) increased by Ps. 4.4 billion in the first six months of 2009, as compared to the first six months of 2008, due to an increase in the financial instruments interest cost and in the next interest paid.
          Taxes and Duties
          Hydrocarbon extraction duties and other duties and taxes decreased by 44.2%, from Ps. 433.3 billion in the first six months of 2008 to Ps. 241.9 billion in the first six months of 2009, largely due to a decrease in the price of crude oil. Taxes and duties represented 49.8% of total sales in the first six months of 2009, as compared to 62.4% in the first six months of 2008, because PEMEX’s effective rate of taxes and duties falls as oil prices decrease.

          Net Loss/Income
          In the first six months of 2009, PEMEX reported a net loss of Ps. 25.8 billion on Ps. 485.9 billion in total revenues, as compared to net income of Ps. 19.9 billion on Ps. 694.8 billion in total revenues in the first six months of 2008. The reversal from net income to a net loss was primarily a result of lower hydrocarbon prices.
Liquidity and Capital Resources
          Financing Activities
          2009 Financing Activities. During the period from June 1 to July 31, 2009, Petróleos Mexicanos obtained U.S. $358.4 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing PEMEX projects. In addition, during the period from June 1 to August 18, 2009, PEMEX participated in the following activities:
•	On June 2, 2009 Petróleos Mexicanos issued £350,000,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ Medium-Term Note Program, Series C.

•	On June 18, 2009 Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000,000 at a floating rate; the loan matures in June 2011.

•	On June 26 2009, Petróleos Mexicanos borrowed U.S. $6,000,000 under the syndicated revolving credit facility established on October 25, 2007.

•	On August 18, 2009, Petróleos Mexicanos issued €200,000,000 of 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos’ Medium-Term Note Program, Series C.
          For a description of PEMEX’s commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.
          Funds from Operating, Financing and Investing Activities
          PEMEX’s net cash flow used for operating activities was Ps. 81.2 billion, primarily due to taxes and duties paid during the first six months of 2009 corresponding to 2008 financial results. The net cash flow used for investing activities was Ps. 93.7 billion, primarily due to increases in fixed assets.
          At June 30, 2009, PEMEX’s cash and cash equivalents totaled Ps. 157.4 billion, as compared to Ps. 121.6 billion at June 30, 2008. Based on past experience, PEMEX expects to generate sufficient working capital through:
•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly-traded notes) in the domestic market;

•	the issuance of other debt securities in the international capital markets;

•	the renewal of existing and the entering into of new lines of credit from international and local commercial banks; and

•	other financing activities.

          Indebtedness
          As of June 30, 2009, PEMEX’s total indebtedness was U.S. $47.0 billion, U.S. $39.2 billion of which was long-term debt and U.S. $7.7 billion of which was short-term debt. Approximately 49.4% of PEMEX’s total indebtedness as of June 30, 2009 accrues interest at variable rates.
Business Overview
          Production
          Set forth below is selected summary operating data relating to PEMEX.

	Six months ended
	June 30,
	2008		2009
Operating Highlights
Production
Crude oil (tbpd)		2,843		2,628
Natural gas (mmcfpd)		6,723		7,023
Petroleum products (tbpd)		1,522		1,520
Petrochemicals(1) (mt)		6,130		6,037

Average crude oil exports (tbpd)
Olmeca		128		105
Isthmus		22		11
Maya(2)		1,304		1,121

Total		1,454		1,237

Value of crude oil exports (value in millions of U.S. dollars)	U.S.$	24,833	U.S.$	10,632

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	110.25	U.S.$	54.31
Isthmus		106.45		57.22
Maya		92.33		46.75
Weighted average price(4)		94.02		47.49

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S.$	97.86	U.S.$	51.59

Notes:	Numbers may not total due to rounding. tbpd = thousands of barrels per day mmcfpd = millions of cubic feet per day mt = thousands of tons

(1)	Excludes ethane and butane gases.

(2)	Subject to adjustment to reflect the percentage of water in each shipment.

(3)	Average price during period indicated based on billed amounts.

(4)	On August 20, 2009, the weighted average price of PEMEX’s crude oil export mix was U.S. $68.94 per barrel.

(5)	On August 20, 2009, the West Texas Intermediate crude oil spot price was U.S. $72.34 per barrel.
Source: Petróleos Mexicanos.
          Crude oil production decreased by 7.6% in the first six months of 2009, from 2,843 thousand barrels per day in the first six months of 2008 to 2,628 thousand barrels per day in the first six months of

2009 primarily due to lower production from the Cantarell field, which was partially offset by increased production from the Ku-Maloob-Zaap field.
          Natural gas production increased by 4.5% in the first six months of 2009, from 6,723 million cubic feet per day in the first six months of 2008 to 7,023 million cubic feet per day in the first six months of 2009. The increase in natural gas production was a result of increased gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Ku-Maloob-Zaap, Delta del Grijalva, Crudo Ligero Marino and Ixtal-Manik projects.
          Petroleum products production decreased by 0.1% in the first six months of 2009, from 1,522 thousand barrels per day in the first six months of 2008 to 1,520 thousand barrels per day in the first six months of 2009. This decrease was primarily due to a decrease in the processing of crude oil as a result of scheduled maintenance activity affecting plants producing diesel.
          Petrochemical production decreased by 1.5% in the first six months of 2009, from 6,130 thousand tons in the first six months of 2008 to 6,037 thousand tons in the first six months of 2009. This decrease was primarily a result of lower volumes of ammonia, methanol and ethane derivatives (particularly ethylene oxide and vinyl chloride) due to scheduled maintenance activity, which was partially offset by greater production of propylene and toluene.
New Refinery
          On August 13, 2009, Petróleos Mexicanos announced that the new refinery it intends to build will be located in Tula in the State of Hidalgo since Pemex-Refining has been granted all the applicable requirements to ensure the property on which the refinery will be developed.
Legal Proceedings
          In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.
          As of June 30, 2009, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of June 30, 2009, totaled approximately Ps. 48.7 billion. As of June 30, 2009, PEMEX had accrued a reserve of Ps. 12.0 billion for these contingent liabilities.
          In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In June 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than August 21, 2009.
          On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa (First Unitary Civil and Administrative Court) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unitary Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed a motion against the admission of Pemex-Refining’s appeal, but that motion was denied on May 21, 2009. On June 18, 2009 the amparo granted in favor of Pemex-Refining was confirmed. As of the date of this report, a final resolution is still pending.
          On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending, as is the resolution of a constitutional hearing which was scheduled for August 18, 2009.
          In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unitary Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion against the granting of the amparo before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit) which confirmed such amparo. The plaintiff filed its accounting estimates and the First Unitary Court rejected certain evidence filed by Pemex-Refining. The trial is in the evidentiary stages and a final resolution is still pending.

UNITED MEXICAN STATES
          The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.
The Economy
          Prices and Wages
          Inflation (as measured by the change in the national consumer price index, or NCPI) for the seven months ended July 31, 2009 was 1.6%, 1.1 percentage points lower than during the same period of 2008.
          Interest Rates
          During the first seven months of 2009, interest rates on 28-day Cetes (Treasury bills) averaged 6.1% and interest rates on 91-day Cetes averaged 6.2%, as compared to average rates on 28-day Cetes of 7.5% and on 91-day Cetes of 7.7% during the same period of 2008. On August 20, 2009, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.6%.
Financial System
          2009 Monetary Program
          At June 30, 2009, the M1 money supply was 6.6% greater in real terms than the level at June 30, 2008. Bills and coins held by the public increased by 10.1% in real terms during the first six months of 2009 as compared to the same period of 2008, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2009 was 0.3% greater in real terms than at June 30, 2008.
          At June 30, 2009, financial savings were 7.5% greater in real terms than financial savings at June 30, 2008. Savings generated by Mexican residents were 8.6% greater in real terms and savings generated by non-residents were 8.2% lower in real terms than their respective levels at June 30, 2008.
          At August 17, 2009, the monetary base totaled Ps. 535.9 billion, a 7.2% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
          Banking Supervision and Support
          At March 31, 2009, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps. 76,004 million, as compared to Ps. 71,680 million at December 31, 2008. At March 31, 2009, the total loan portfolio of the banking system was 1.4% less in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 4.0% at March 31, 2009, as compared to 3.7% at December 31, 2008. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps. 116,502 million at March 31, 2009, as compared to Ps. 111,529 million at December 31, 2008. At this level, commercial banks had reserves covering 153.3% of their past-due loans at March 31, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
          The Securities Market
          At August 17, 2009, the Stock Market Index stood at 27,300 points, representing a 22.0% nominal increase from the level at December 31, 2008.

External Sector of the Economy
          Foreign Trade
          During the first six months of 2009, according to preliminary figures, Mexico registered a trade deficit of U.S. $1.2 billion, as compared to a deficit of U.S. $2.5 billion for the same period of 2008. Merchandise exports decreased by 30.2% during the first six months of 2009, to U.S. $104.3 billion, as compared to U.S. $149.5 billion for the same period of 2008. During the first six months of 2009, petroleum exports decreased by 55.6%, while non-petroleum exports decreased by 24.3%, each as compared to the same period of 2008.
          During the first six months of 2009, according to preliminary figures, total imports decreased by 30.6%, to U.S. $105.5 billion, as compared to U.S. $152.0 billion for the same period of 2008. During the first six months of 2009, imports of intermediate goods decreased by 30.4%, imports of capital goods decreased by 21.3% and imports of consumer goods decreased by 38.8%, each as compared to the first six months of 2008.
          Balance of International Payments
          At July 31, 2009, Mexico’s international reserves totaled U.S. $73.3 billion, a decrease of U.S. $12.2 billion from the level at December 31, 2008. The net international assets of Banco de México totaled U.S. $82.2 billion at July 31, 2009, a decrease of U.S. $13.0 billion from the level at December 31, 2008.
          Banco de México announced on October 8, 2008 that, going forward, it would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that these auctions would be reduced to U.S. $300 million each day and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions to be held daily, whether or not there was a depreciation of the peso. On May 29, 2009, Banco de México announced that the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the auctions held daily would be reduced to U.S. $50 million. This intervention policy will remain in effect until September 8, 2009. From October 9, 2008 through July 16, 2009, Mexico sold an aggregate of U.S. $14.9 billion through these regular auctions.
          In addition, from October 8, 2008 through July 16, 2009, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 one special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each for an amount of U.S. $3.0 billion, (iii) on October 16, 2008, one special auction of U.S. $1.5 billion and (iv) on October 23, 2008, one special auction of U.S. $1.0 billion.
          On February 4, 5 and 6, 2009, Banco de México, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks for an aggregate amount of U.S. $1.1 billion, in order to supplement the liquidity in the market. Banco de México carried out additional extraordinary sales of dollars on February 20, 23 and 27, 2009 for an aggregate amount of U.S. $0.8 billion.
Public Finance
          Revenues and Expenditures
          According to preliminary figures, during the first six months of 2009, public sector budgetary revenues decreased by 7.8% in real terms as compared to the same period of 2008, without taking into account the expected revenues from the Mexican Government’s oil price hedges. Oil revenues decreased by 22.2% in real terms and non-oil tax revenues decreased by 13.6% in real terms. PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 5.9% in the first six months of 2008 to approximately 13.8% in the same period of 2009.
          According to preliminary figures, during the first six months of 2009, public sector budgetary expenditures increased by 5.7% in real terms as compared to public sector budgetary expenditures during the same period of 2008. Excluding physical investment by PEMEX, public sector budgetary expenditures increased by just 0.1% as compared to the first six months of 2008. In the first six months of 2009, public sector financing costs increased by 17% in real terms as compared with the same period of 2008.
          2009 Budget
          According to preliminary figures, during the first six months of 2009, the public sector overall balance registered a deficit of Ps. 94.6 billion, as compared to the Ps. 85.4 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Mexican Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 69.3 billion, 41.4% less in real terms than the Ps. 111.6 billion surplus registered for the same period of 2008. The primary balance registered a surplus of Ps. 43.4 billion for the first six months of 2009, as compared with the Ps. 201.6 billion surplus registered for the same period of 2008. Excluding physical investment by PEMEX and including the expected revenues for the January-June period from the Mexican Government’s oil price hedges, the primary balance registered a surplus of Ps. 207.3 billion for the first six months of 2009, as compared to a surplus of Ps. 227.7 billion for the same period of 2008.
          On May 28, 2009, the Federal Government announced a reduction of operative and administrative expenditures amounting to Ps. 35 billion in order to fill in the gap in public finances, which was caused by the slowdown in global economic growth and decline in the prices of oil and other hydrocarbons, which has led to a decrease in the Mexican Government’s oil and non-oil revenues. In addition, on July 23, 2009, the Mexican Government announced a reduction on programmable expenditures, amounting to Ps. 50 billion.
Public Debt
          Internal Public Debt
          Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Mexican Government” below. Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
          For purposes of this “Public Debt” section, public sector debt consists of the long-term indebtedness incurred directly by the Mexican Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty. Also for purposes of this “Public Debt” section, long-term debt is defined as all debt with maturities of one year or more from the date of issue, while short-term debt is defined as all debt with maturities of less than one year from the date of issue.
          According to preliminary figures, at June 30, 2009, the net internal debt of the Mexican Government totaled Ps. 2,469.4 billion, as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At June 30, 2009, according to preliminary figures, the gross internal debt of the Mexican

Government totaled Ps. 2,621.5 billion, as compared to Ps. 2,401.3 billion at December 31, 2008. At June 30, 2009, the gross internal debt including PIDIREGAS recognition of the public sector totaled Ps. 2,852.9 billion, as compared to Ps. 2,498.7 billion outstanding at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 60.1 billion for the first six months of 2009, a 26.1% increase in nominal terms as compared to the same period of 2008.
          External Public Debt
          The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. It does not include private sector debt guaranteed by the Mexican Government, unless and until the Mexican Government is called upon to make payment under its guaranty.
          According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $29.1 billion during the first six months of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $86.1 billion at June 30, 2009, due mainly to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $84.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.
          According to preliminary figures, at June 30, 2009, commercial banks held approximately 23.2% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.3%, bondholders held approximately 60.5% and other creditors held the remaining 1.1%.
          According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2009 represented approximately 31.4% of nominal GDP, 6.3 percentage points higher than at December 31, 2008.
          Rating Agency Considerations
          On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt. On August 5, 2009 Moody’s affirmed its rating of Mexico’s foreign and local currency debt at Baa1, with a stable outlook.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009
AND DECEMBER 31, 2008 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)
Current assets:
Cash and cash equivalents (note 5)	Ps.	157,422,431	Ps.	114,224,395
Accounts, notes receivable and other, net (note 6)		172,527,691		184,595,835
Inventories, net (note 7)		77,245,538		65,471,577

Total current assets		407,195,660		364,291,807
Investments in shares of non-consolidated subsidiaries, affiliates and others		10,508,468		11,177,184
Property, plant and equipment, net (note 8)		892,467,605		845,062,005
Other assets		10,324,609		16,306,408

Total assets	Ps.	1,320,496,342	Ps.	1,236,837,404

Current liabilities:
Current portion of long-term debt (note 9)	Ps.	101,919,343	Ps.	91,223,879
Suppliers		38,841,790		35,381,771
Other accounts payable		40,748,534		32,686,425
Taxes payable		46,138,700		16,672,511

Total current liabilities		227,648,367		175,964,586

Long-term liabilities:
Long-term debt (note 9)		516,602,354		495,486,625
Reserve for employee benefits		523,815,092		495,083,543
Reserve for sundry creditors and others		41,016,656		36,377,238
Deferred taxes		6,917,016		7,039,978

Total long-term liabilities		1,088,351,118		1,033,987,384

Total liabilities		1,315,999,485		1,209,951,970

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		179,879,701		179,915,091
Equity		4,123,506		3,546,159
Legal reserve		966,366		987,535
Donation surplus		929,435		884,462
Other comprehensive income		9,319,404		6,434,173
Accumulated losses:
From prior years		(261,839,979)		(149,763,535)
Net loss for the six-month period ended June 30, 2009 and year ended December 31, 2008		(25,839,569)		(112,076,444)

Total equity		4,496,857		26,885,434

Commitments and contingencies (notes 11 and 12)		—		—

Subsequent event (note 14)		—		—

Total liabilities and equity	Ps.	1,320,496,342	Ps.	1,236,837,404

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	273,144,295	Ps.	341,625,789
Export		210,020,608		350,870,814
Services income		2,745,666		2,327,760

Total revenues		485,910,569		694,824,363

Cost of sales		227,034,533		278,606,051

Gross income		258,876,036		416,218,312

General expenses:
Transportation and distribution expenses		15,447,047		17,142,182
Administrative expenses		29,253,215		37,120,086

Total general expenses		44,700,262		54,262,268

Operating income		214,175,774		361,956,044

Other revenues, net		12,515,115		94,072,546

Comprehensive financing result, net		(10,080,605)		(7,379,493)

Profit sharing in non-consolidated subsidiaries, affiliates and others		(552,792)		4,627,473

Income before taxes and duties		216,057,492		453,276,570

Taxes and duties		241,897,061		433,328,251

Net (loss) income for the period	Ps.	(25,839,569)	Ps.	19,948,319

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Operating activities:
Net income before taxes and duties	Ps.	219,529,788	Ps.	382,803,097
Items without effect on cash:
Net periodic cost of employee benefits		48,185,110		74,932,667
Activities related to investing activities:
Depreciation and amortization		42,567,600		40,131,300
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others		552,792		(4,627,473)
Profit from disposal of fixed assets		3,865,875		156,050
Impairment		—		61,424
Conversion effect		2,082,165		(2,335,883)
Activities related to financing activities:
Deferred income taxes		(95,226)		20,771
Foreign exchange loss		(38,969,840)		(14,235,330)
Accrued interest		15,082,980		3,020,490

		292,801,244		479,927,113
Funds provided by (used in) operating activities
Financial instruments/derivatives		1,152,549		(70,277)
Accounts, notes receivable and others, net		8,548,974		(26,550,834)
Inventories		(11,773,961)		(23,371,436)
Other assets		5,981,799		325,620
Suppliers		3,460,019		(728,246)
Other accounts payable		11,787,974		(15,693,027)
Taxes payable		(215,903,168)		(433,328,251)
Reserve for sundry creditors and others		4,639,418		20,672,448
Contributions and payments for employee benefits		(19,453,561)		(20,842,719)
Deferred income taxes		(27,736)		(85,975)

Net cash provided by (used in) operating activities		81,213,551		(19,745,584)

Investing activities:
Investments in non-consolidated subsidiaries and affiliates		115,924		3,448,053
Acquisitions of fixed assets		(93,794,102)		(50,207,352)

Net cash used in investing activities		(93,678,178)		(46,759,299)

Cash to be obtained from financing activities		(12,464,627)		(64,169,000)

Financing activities:
Proceeds from new long-term financing		86,377,798		85,749,582
Financing payments		(30,679,745)		(72,096,823)
Others		(35,390)		(1,652,582)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 and 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Increase in equity of Subsidiary Entities		—		5,081,809

Net cash provided by financing activities		55,662,663		17,081,986

Net increase (decrease) in cash and cash equivalents		43,198,036		(49,422,897)
Cash and cash equivalents at the beginning of the period		114,224,395		170,997,240

Cash and cash equivalents at the end of the six-month periods ended June 30, 2009 and 2008	Ps.	157,422,431	Ps.	121,574,343

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
1 Approval
On July 27, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Enrique Díaz Escalante, Associate Managing Director of Accounting.
2 Basis of presentation
The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the six-month periods ended June 30, 2009 and 2008 are unaudited, while the balance sheet as of December 31, 2008 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.
The interim results are not necessarily indicative of results for the entire year.
References in these financial statements and related notes to “pesos” or “Ps.” refer to Mexican pesos and references to “dollars” or “U.S.$” refer to dollars of the United States of America.
For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards (“FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.
3 Significant accounting policies
The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Financial Reporting Standards Board, or “CINIF”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
4 Foreign currency position
As of June 30, 2009 and December 31, 2008, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)
			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of June 30, 2009:

U.S. dollars	20,807,866	(57,010,388)	(36,202,522)	13.1722	(Ps. 476,866,860)
Japanese yen	139	(219,507,698)	(219,507,559)	0.1366	(29,984,733)
Pounds sterling	3,482	(758,189)	(754,707)	21.6894	(16,369,142)
Euros	2,866	(3,181,237)	(3,178,371)	18.4780	(58,729,939)
Canadian dollars	79	(2,209)	(2,130)	11.0463	(23,529)

Net liability foreign currency position before foreign currency hedging					(Ps. 581,974,203)

	Amounts in foreign currency (Thousands)
			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of December 31, 2008:
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	(Ps. 271,646,193)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501	(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304	(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432	(61,676,729)
Swedish crowns	—	(12,931)	(12,931)	1.7413	(22,517)
Canadian dollars	79	—	79	11.0463	873

Net liability foreign currency position before foreign currency hedging					(Ps. 377,733,067)

5 Cash and cash equivalents
As of June 30, 2009 and December 31, 2008, cash and cash equivalents were as follows:

	As of June 30,		As of December 31,
	2009		2008
Cash in banks	Ps.	89,023,850	Ps.	60,704,660
Other highly liquid instruments		68,398,581		53,519,735

	Ps.	157,422,431	Ps.	114,224,395

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
6 Accounts, notes receivable and other, net
As of June 30, 2009 and December 31, 2008, the accounts, notes receivable and other, net were as follows:

	As of June 30,		As of December 31,
	2009		2008
Trade-domestic	Ps.	41,108,752	Ps.	37,036,622
Trade-foreign		26,472,708		5,881,394
Negative IEPS credit		1,303,550		6,816,821
Employees and officers		4,191,309		4,067,658
Specific funds		39,554,051		44,656,862
Advance payments of taxes		6,660,851		41,206,169
Derivative financial instruments		18,766,727		22,285,896
Other accounts receivable		35,881,331		24,382,512
Less:
Allowance for doubtful accounts		(1,411,588)		(1,738,099)

Total	Ps.	172,527,691	Ps.	184,595,835

7 Inventories
As of June 30, 2009 and December 31, 2008, inventories were as follows:

	As of June 30,		As of December 31,
	2009		2008
Crude oil, refined products, derivatives and petrochemical products	Ps.	72,765,129	Ps.	60,366,216
Materials and supplies in stock		5,738,181		6,765,361
Materials and products in transit		57,817		136,458
Less:
Allowance for slow-moving and obsolete inventory		(1,315,589)		(1,796,458)

Total	Ps.	77,245,538	Ps.	65,471,577

8 Property, plant and equipment
As of June 30, 2009 and December 31, 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))

	As of June 30,		As of December 31,
	2009		2008
Buildings	Ps.	54,453,685	Ps.	51,611,161
Wells		614,665,649		568,274,197
Plants		409,397,066		399,769,820
Drilling equipment		23,970,132		23,370,046
Furniture and equipment		37,569,402		37,387,996
Transportation equipment		14,672,002		17,771,354
Offshore platforms		178,554,909		169,308,888
Pipelines		300,280,733		296,436,602

		1,633,563,578		1,563,930,064
Accumulated depreciation and amortization		(888,848,472)		(843,858,575)

		744,715,106		720,071,489
Land		39,276,774		39,144,853
Fixed assets to be disposed of		4,149,731		697,640
Construction in progress		104,325,994		85,148,023

Total	Ps.	892,467,605	Ps.	845,062,005

The depreciation of fixed assets and amortization of wells as of June 30, 2009 and December 31, 2008 recognized in cost and operating expenses was Ps. 42,567,600 and Ps. 89,840,495, respectively.
9 Long-term debt
In the period from January 1 to June 30, 2009, the significant financing activities of Petróleos Mexicanos were as follows:
On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under the syndicated revolving credit facility established on September 7, 2007.
On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% notes due 2019; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Note Program, Series C. These notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000, bearing interest at the 28-day Tasa de Interés Interbancaria de Equilibrio (the Mexican Interbank Interest Rate, or “TIIE”) plus 2.00% and maturity in March 2010.
On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of certificados bursátiles (publicly traded notes) in two tranches; one at a variable rate for Ps. 6,000,000 and a three-year maturity and the other at a fixed rate for Ps. 4,000,000 and a seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
On May 22, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000 of certificados bursátiles in two tranches; one at a variable rate for Ps. 6,500,000 and a three-year maturity and the other at a fixed rate for Ps. 3,500,000 and a seven-year maturity. These notes were issued under Petróleos Mexicanos’ Ps. 70,000,000 Notes Program.
On June 2, 2009, Petróleos Mexicanos issued £350,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos’ U.S. $7,000,000 Medium-Term Note Program, Series C. These notes are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
On June 18, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 6,750,000 at a variable rate; the loan matures in June 2011.
On June 26, 2009, Petróleos Mexicanos borrowed U.S. $6,000,000 under the syndicated revolving credit facility established on September 7, 2007.
10 Comprehensive loss
Comprehensive loss represents the overall results of PEMEX’s performance during the six-month period ended June 30, 2009 and the year ended December 31, 2008, and includes the items presented below:

	June 30,		December 31,
	2009		2008
Net loss for the six-month period and for the year ended	Ps.	(25,839,569)	Ps.	(112,076,444)
Derivative financial instruments		1,359,244		(1,268,722)
Conversion effect		1,525,987		7,333,266
Deferred income tax effect		—		(3,596)
Labor reserve effect		—		51,759,539

Comprehensive loss as of the end of the period and the year end end	Ps.	(22,954,338)	Ps.	(54,255,957)

11 Commitments
PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract to supply nitrogen to the Ku-Maloob-Zaap complex; this contract expires in 2027. As of June 30, 2009 and December 31, 2008, the value of the nitrogen to be supplied during the remaining terms of these contracts was approximately Ps. 17,827,350 and Ps. 19,972,377, respectively. In the event of the rescission of either contract, and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the applicable contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
The estimated future payments are as follows:

	As of June 30,		As of December 31,
	2009		2008
2009	Ps.	367,590	Ps.	2,027,351
2010		2,024,853		2,081,131
2011		2,040,162		2,096,865
2012		2,073,260		2,130,883
2013		1,404,739		1,443,781
Over 5 years		9,916,746		10,192,366

Total	Ps.	17,827,350	Ps.	19,972,377

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of June 30, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,345,000. In the event of early termination of the contract, PEMEX will be obligated to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.
The estimated future payments under this contract are as follows:

	As of June 30,
	2009
2009 remaining quarters	Ps.	260,775
2010		517,099
2011		517,099
2012		484,305
2013 to 2017		565,722

Total	Ps.	2,345,000

PEMEX, through P.M.I. Comercio Internacional, S.A. de C.V., enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.
12 Contingencies
In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. These contingent liabilities are described below.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
(a) PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.
As of June 30, 2009 and December 31, 2008, the reserve for environmental remediation expenses totaled Ps. 3,763,825 and Ps. 1,751,453, respectively.
(b) PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolutions of which are pending as of the date of the issuance of these financial statements. As of June 30, 2009, the amount claimed in connection with these lawsuits totaled approximately Ps. 48,719,454, and PEMEX had accrued a reserve of Ps. 12,005,033 related to these contingent liabilities.
Below we disclose information about our main lawsuits:
I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II.	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On May 15, 2009, the ICA notified the parties that it would not issue a final award until August 31, 2009.

III.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. Both parties then filed appeals before

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
the Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Third Unitary Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008, the final judgment was affirmed. Both parties filed a form of constitutional relief known as an amparo against this resolution. The amparo filed by Pemex-Refining was granted in its favor, meaning the plaintiff was ordered to pay expenses and court fees. The plaintiff in turn filed an amparo (No. 271/2009) before the Décimo Cuarto Tribunal Colegiado del Primer Circuito (Fourteenth Joint Court of the First Circuit) and a complaint motion. A final resolution is still pending.

IV.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the Primer Tribunal Unitario en Materias Civil y Administrativa (First Unitary Civil and Administrative Court) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Unitary Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed a motion against the admission of Pemex-Refining’s appeal, but that motion was denied on May 21, 2009. On June 18, 2009, the amparo granted in favor of Pemex-Refining was affirmed. As of the date of the issuance of these financial statements, a final resolution is still pending.

V.	On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C., seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008, a final hearing was held, and on April 21, 2009, a final judgment was issued in favor of Pemex-Refining. On May 12, 2009, both parties filed an appeal against this judgment. As of the date of the issuance of these financial statements, a resolution is still pending.

VI.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) in connection with a civil claim filed by Leoba Rueda Nava, seeking approximately Ps. 2,364,838 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among the plaintiff, Petróleos Mexicanos and Pemex-Refining. The evidentiary stages have been completed. As of the date of the issuance of these financial statements, a final hearing is still pending.

VII.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
Toluca pipeline. In April 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than July 19, 2009. If an agreement were not reached among the parties by that time, the ICA would schedule an evidentiary hearing.

VIII.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining (No. 202/2003), seeking approximately Ps. 393,095 for, among other things, work performed and not paid for under a construction agreement. In October 2004, Pemex-Refining responded to this claim, and the evidentiary stage of the trial was completed thereafter. A final hearing was held on November 18, 2008, and on March 6, 2009 a final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. Pemex-Refining was ordered under this judgment to pay Ps. 89,300 plus expenses. On May 13, 2009, Pemex-Refining filed an appeal (No. 204/2009) against the judgment, along with related objections, before the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unitary Civil and Administrative Court of the First Circuit) in the Federal District. On June 5, 2009, Unión de Sistemas Industriales, S.A. de C.V. filed its own objections to the judgment. As of the date of the issuance of these financial statements, a resolution is still pending.

IX.	On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs). The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs allege they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending, as is a constitutional hearing which is scheduled for July 21, 2009.

X.	As of the date of the issuance of these financial statements, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the Financed Public Works Contract “FPWC”) program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead attempts to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
filed an appeal against this resolution. On July 7, 2008, that appeal was denied and Pemex-Exploration and Production filed an amparo against the resolution. This amparo, on October 31, 2008, was also denied. On September 24, 2008, Petróleo Brasileiro, S. de R.L. de C.V., one of the contractors on the FPWC, had filed its own amparo (No. 104/2008) before the Third Unitary Civil and Administrative Court of the First Circuit in the Federal District against the resolution regarding the plaintiffs’ standing, but that amparo was also denied. Petróleo Brasileiro, S. de R.L. de C.V. thereafter filed a revised motion against the resolution before the Octavo Tribunal Colegiado (Eighth Joint Court), which also was denied. A final resolution is still pending.

XI.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell its lubricants. On December 9, 2008, a constitutional hearing was held. On March 9, 2009, both the proceeding and an amparo filed by Bardahl were denied. Impulsora and Bardahl have filed appeals against this resolution. As of the date of the issuance of these financial statements, a final judgment is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Office of the Federal Attorney General for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of the issuance of these financial statements, the matter is still under investigation. Expert accounting opinions requested by the Federal Attorney General are still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unitary Court of the Third Circuit) and the judgment was withdrawn. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo,

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
which was granted only in connection with expenses and court fees. A final resolution is still pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in the Federal District, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have this right under the relevant agreement. The trial is currently in the evidentiary stages. On September 23, 2008, Pemex-Refining filed an expert’s opinion related to accounting issues. An expert was appointed to provide an opinion for the defendant, which is still pending. Pemex-Refining filed as evidence the financial statements of Mexicana de Lubricantes for the years 2001 through 2004, but this evidence was rejected by the court. Pemex-Refining filed an appeal before the Segundo Tribunal Unitario en Materia Civil y Administrativa (Second Unitary Civil and Administrative Court) in the Federal District (No. 436/2007), which was denied. On February 14, 2008, Pemex-Refining filed an amparo before the First Unitary Civil and Administrative Court in the Federal District (No. 17/2008), which was also denied. On February 27, 2008, Pemex-Refining filed a revised motion before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit), which was denied on April 3, 2008.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained certain irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unitary Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion against the granting of the amparo before the Noveno Tribunal Colegiado en Materia Civil del Primer Circuito (Ninth Joint Civil Court of the First Circuit), which confirmed such amparo. The trial is in the evidentiary stages. The plaintiff filed its accounting estimate. The First Unitary Court rejected the evidence filed by Pemex-Refining. A final resolution is still pending.

•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District declared

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))
unconstitutional a resolution that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission’s resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, an amparo was granted in favor of Pemex-Refining, declaring unconstitutional the resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed revised motions against this resolution, and on January 28, 2009, Pemex-Refining filed its pleadings. A final resolution is still pending.
The result of these proceedings is uncertain since their final resolutions will be issued by the appropriate authorities.
13 Business segment information
PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment		Consolidated
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		balance
As of June 30, 2009 and for the six-month period then ended

Trade sales	Ps.	—	Ps.	208,399,127	Ps.	55,931,786	Ps.	8,813,382	Ps.	210,020,608	Ps.	—	Ps.	483,164,903
Intersegment sales		352,786,842		27,483,767		30,292,450		16,386,132		108,538,282		(535,487,473)		—
Services income		—		1,736,333		—		—		1,569,326		(559,993)		2,745,666
Gross income (loss)		249,449,566		653,083		6,333,609		(4,773,438)		27,668,588		(20,455,372)		258,876,036
Operating income (loss)		234,148,557		(20,076,739)		297,593		(9,993,928)		9,587,873		212,418		214,175,774
Net income (loss)		(15,576,382)		(21,429,224)		1,204,455		(9,842,775)		(11,883,837)		31,688,194		(25,839,569)
Comprehensive financing result		(13,833,800)		(5,731,027)		1,097,022		83,484		13,873,688		(5,569,972)		(10,080,605)
Depreciation and amortization		35,482,712		4,436,336		1,759,632		566,860		322,060		—		42,567,600
Cost of employee benefits		16,440,604		16,225,384		3,627,598		4,488,886		7,402,638		—		48,185,110
Taxes and duties		235,611,664		1,310,019		747,852		133,828		4,093,698		—		241,897,061
Total assets		1,413,523,823		392,145,615		134,009,184		72,614,354		1,965,404,419		(2,657,201,053)		1,320,496,342
Current assets		763,274,818		210,640,024		90,563,906		55,772,814		1,119,631,965		(1,832,687,867)		407,195,660
Investments in shares and securities		539,673		157,094		1,515,760		—		328,768,651		(320,472,700)		10,508,478
Fixed assets		648,874,407		179,210,564		41,670,476		16,526,074		9,160,618		(2,974,534)		892,467,605
Acquisitions of fixed assets		76,868,300		15,633,200		393,800		1,002,300		640,400		—		94,538,000
Current liabilities		469,396,330		210,537,777		32,575,414		7,723,858		910,474,167		(1,403,059,179)		227,648,367

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos or other currencies, as noted (note 3))

					Corporate and
	Exploration and		Gas and Basic		Subsidiary	Intersegment	Consolidated
	Production	Refining	Petrochemicals	Petrochemicals	Companies	eliminations	balance
Reserve for employee benefits	181,475,468	178,464,829	44,879,745	49,643,530	69,351,520	—	523,815,092
Total liabilities	1,156,199,640	435,194,653	85,122,539	58,439,093	1,909,354,111	(2,328,310,551)	1,315,999,485
Equity	257,324,200	(43,049,038)	48,886,645	14,175,262	56,050,292	(328,890,504)	4,496,857

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment		Consolidated
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		balance
As of June 30, 2008 and for the six-month period then ended

Trade sales	Ps.	—	Ps.	240,728,793	Ps.	87,062,688	Ps.	13,834,307	Ps.	350,870,815	Ps.	—	Ps.	692,496,603
Intersegment sales		608,886,769		27,847,802		54,354,257		27,491,156		166,742,871		(885,322,855)		—
Services income		—		1,784,971		—		—		903,321		(360,532)		2,327,760
Gross income (loss)		513,997,760		(106,777,689)		7,327,362		(4,087,902)		25,685,304		(19,926,523)		416,218,312
Operating income (loss)		497,639,358		(129,578,963)		1,843,247		(11,510,395)		4,482,883		(920,086)		361,956,044
Net income (loss)		57,945,283		(42,623,755)		2,633,650		(10,771,590)		26,586,339		(13,821,608)		19,948,319
Comprehensive financing result		(13,510,997)		(1,689,734)		1,752,735		436,276		6,228,846		(596,619)		(7,379,493)
Depreciation and amortization		32,953,650		4,571,272		1,739,939		560,094		306,345		—		40,131,300
Cost of employee benefits		24,769,754		25,765,523		5,608,156		7,429,705		11,359,529		—		74,932,667
Taxes and duties		427,453,994		2,171,107		1,358,042		137,846		2,207,262		—		433,328,251

As of December 31, 2008

Total assets		1,402,388,519		380,061,361		143,791,980		78,498,658		3,059,645,158		(3,827,548,272)		1,236,837,404
Acquisitions of fixed assets		113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		—		149,311,600
Current assets		779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares and securities		402,563		157,094		1,667,006		—		735,301,521		(726,351,000)		11,177,184
Fixed assets		606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		—		845,062,005
Current liabilities		94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits		172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		—		495,083,543
Total liabilities		1,144,606,751		395,713,962		96,035,524		54,480,917		2,988,056,375		(3,468,941,559)		1,209,951,970
Equity		257,781,768		(15,652,600)		47,756,455		24,017,740		58,622,145		(345,640,074)		26,885,434
14 Subsequent event
On August 20, 2009, the exchange rate was Ps. 12.9963 per dollar, which represents a 1.3% appreciation in dollar terms as compared to the June 30, 2009 exchange rate, which was Ps. 13.1722 per dollar.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Arturo Delpech del Angel
Arturo Delpech del Angel
Associate Managing Director of Finance

Date: August 21, 2009
FORWARD-LOOKING STATEMENTS
          This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.